

PERFORMANCE BASED INFLUENCER MARKETING

Jeremy B. · 3rd

Rad Intelligence

CEO & Founder @RAD | Performance Based Influencer Marketing | Audience Identification | Conversions | Deprived Surfer

Greater Los Angeles Area · 500+ connections · Contact info

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RAD INTELLIGENCE
for Influencers
JEREMY BARNETT
KEVIN GOULD
MARCO HANSELL
AVAILABLE ON ALL MAJOR PLATFORMS:
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"Who Is Your Influencer?" | Kevin Gould
YouTube
#influencermarketing #Kevingould #Marketing In this short clip, Kevin Gould,...



Jeremy Barnet
CEO of RAD Intelligence
RAD CHAT | USC MARSHALL
USC University of Southern California

USC Marshall | Rad Chat W/ Jeremy Barnett
YouTube
Rad Intelligence CEO Jeremy Barnett got another chance to talk with the world's...

#00 CON
YouT
Host
moti

Experience



CEO | Founder
Rad Intelligence · Full-time
Mar 2018 – Present · 2 yrs 3 mos
Greater Los Angeles Area

Rad Intelligence is the holding company for Rad Influencer and the Rad Intelligence for Influencers podcast.



CEO | Co-founder
Rad Influencer · Full-time
Jul 2019 – Present · 11 mos
Santa Monica, California, United States

Rad Intelligence is a new advertising technology channel for digital content distribution and discovery. Online advertisers use our platform to place already made content (blogs, videos & product pages) in front of targeted audiences to drive website sales, visits and awareness.



It's Here: Introducing Rad Influencer



Co-host
Rad Intelligencer for Influencers | Podcast
Mar 2020 – Present · 3 mos
Los Angeles County, California, United States

The Rad Intelligence for Influencers podcast is a weekly series for insiders that drive real influence and innovation.

    

Advisor
Speakr
Sep 2015 – Jun 2018 · 2 yrs 10 mos
Greater Los Angeles Area

Speakr is the leading enterprise marketplace for brands and influencers. We power 60 of the world's largest brands and enable influencer media buying at scale.



Time Inc. X Speakr



Co-Founder
Trendy Butler
Dec 2013 – Oct 2017 · 3 yrs 11 mos

Co-Founder of the mens fashion subscription service, Trendy Butler (www.trendybutler.com).

   

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Volunteer Experience

 **OSF Awareness**
Orphaned Starfish Foundation
Mar 2015 – Present • 5 yrs 3 mos
Children

OSF helps over 10,000 orphans in 28 countries by providing love, computers, clothes, financial support, entertainment (magic shows & singing), supplies, funding, education, and what ever else that will improve the lives of these special children.

Skills & Endorsements

Marketing Strategy · 99+

 Endorsed by **Daniel Snow (We're hiring) and 2 others who are highly skilled at this**

 Endorsed by **3 of Jeremy's colleagues at Butler**

Social Media · 99+

 Endorsed by **Daniel Snow (We're hiring) and 5 others who are highly skilled at this**

 Endorsed by **2 of Jeremy's colleagues at Butler**

Entrepreneurship · 99+

 Endorsed by **Daniel Snow (We're hiring) and 1 other who is highly skilled at this**

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